SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                 FORM 11-K

                               ANNUAL REPORT





                     Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934



                 For the fiscal year ended December 31, 1993



     A.     Full title of the Plan:

                   THE CINCINNATI GAS & ELECTRIC COMPANY
                 DEFERRED COMPENSATION AND INVESTMENT PLAN

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:



                    THE CINCINNATI GAS & ELECTRIC COMPANY

                           139 East Fourth Street

                       Cincinnati, Ohio  45202 - 4003

                                SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Deferred Compensation and Investment Plan Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                   THE CINCINNATI GAS & ELECTRIC COMPANY
                 DEFERRED COMPENSATION AND INVESTMENT PLAN
                 -----------------------------------------
                               (Name of Plan)

                           By  /s/Donald R. Blum
                               -----------------
                           Donald R. Blum, Member
            Deferred Compensation and Investment Plan Committee




June 28, 1994

                   THE CINCINNATI GAS & ELECTRIC COMPANY
                 DEFERRED COMPENSATION AND INVESTMENT PLAN
                      STATEMENT OF FINANCIAL CONDITION
                             DECEMBER 31, 1993

                                              Participant Directed
                                       ------------------------------------
                                                    Fidelity  Fidelity
                                       Company      Magellan  Equity-Income
                        Total          Stock Fund   Fund*     Fund
                        -----          ----------   --------  -------------

INVESTMENTS, at market

Common Stock of The
Cincinnati Gas &
Electric Company -
shares:  3,483,838
(cost:$62,381,149)      $ 95,805,545   $ 63,700,395  $    -   $       -

Fidelity Magellan
Fund* -
shares:  66,091
(cost:$4,564,361)          4,682,567           -      4,682,567       -

Fidelity Equity-Income
Fund -
shares:  536,379
(cost:$13,222,463)        18,151,070           -           -     18,151,070

Fidelity Intermediate
Bond Fund -
shares:  306,778
(cost:$3,171,404)          3,307,068           -           -           -

Money Market Fund -
(cost:$2,495,540)          2,495,540        242,869     72,574     100,660
                         -----------     ----------  ---------  ----------

                         124,441,790     63,943,264  4,755,141  18,251,730

OTHER ASSETS
Cash                          56,712         41,928      5,563       6,927
Contribution receivable      263,354        108,414     30,141      43,443
Accrued income                 4,575           -          -           -
Loans receivable
 from Participants         2,254,022           -          -           -
                         -----------     ----------  ---------  ----------

PARTICIPANTS' EQUITY    $127,020,453    $64,093,606 $4,790,845 $18,302,100
                         ===========     ==========  =========  ==========

The accompanying notes are an integral part of this statement.

* Fidelity Magellan Fund is a growth fund seeking long-term capital appreciation by investing primarily in common stock and securities convertible into common stock. As of March 31, 1994, the Fund had over $33 billion in net assets, consisting of the following classes: common stock, 89.1%; preferred stock, 0.5%; corporate bonds, 2.1%; U.S. Government obligations, 5.2%; other securities, 0.7%; repurchase agreements, 2.4%.

                   THE CINCINNATI GAS & ELECTRIC COMPANY
                 DEFERRED COMPENSATION AND INVESTMENT PLAN
                     STATEMENT OF FINANCIAL CONDITION
                             DECEMBER 31, 1993

                                                               Non-
                                                               Participant
                                 Participant Directed          Directed
                           -------------------------------     -----------

                           Fidelity       Money                Company
                           Intermediate   Market      Loan     Stock
                           Bond Fund      Fund        Fund     Fund
                           ------------   ------      ----     -------

INVESTMENTS, at market

Common Stock of The
Cincinnati Gas &
Electric Company -
shares:  3,483,838
(cost:$62,381,149)         $    -         $    -      $   -     $32,105,150

Fidelity Magellan
Fund* -
shares:  66,091
(cost:$4,564,361)               -              -          -            -

Fidelity Equity-Income
Fund -
shares:  536,379
(cost:$13,222,463)              -              -          -            -

Fidelity Intermediate
Bond Fund -
shares:  306,778
(cost:$3,171,404)          3,307,068           -          -            -

Money Market Fund -
(cost:$2,495,540)             23,867      1,911,107       -        144,463
                           ---------      ---------  ---------  ----------

                           3,330,935      1,911,107       -     32,249,613
OTHER ASSETS
Cash                           2,294           -          -           -
Contribution receivable       10,784          6,878       -         63,694
Accrued income                  -             4,575       -           -
Loans receivable
 from Participants              -              -     2,254,022        -
                           ---------      ---------  ---------  ----------

PARTICIPANTS' EQUITY      $3,344,013     $1,922,560 $2,254,022 $32,313,307
                           =========      =========  =========  ==========

The accompanying notes are an integral part of this statement.

* Fidelity Magellan Fund is a growth fund seeking long-term capital appreciation by investing primarily in common stock and securities convertible into common stock. As of March 31, 1994, the Fund had over $33 billion in net assets, consisting of the following classes: common stock, 89.1%; preferred stock, 0.5%; corporate bonds, 2.1%; U.S. Government obligations, 5.2%; other securities, 0.7%; repurchase agreements, 2.4%.

                   THE CINCINNATI GAS & ELECTRIC COMPANY
                 DEFERRED COMPENSATION AND INVESTMENT PLAN
                      STATEMENT OF FINANCIAL CONDITION
                             DECEMBER 31, 1992

                                              Participant Directed
                                       ------------------------------------
                                                    Fidelity  Fidelity
                                       Company      Magellan  Equity-Income
                        Total          Stock Fund   Fund*     Fund
                        -----          ----------   --------  -------------

INVESTMENTS, at market

Common Stock of The
Cincinnati Gas &
Electric Company -
shares:  3,195,599
(cost:$56,512,996)      $ 79,490,525   $ 53,289,912 $     -    $     -

Fidelity Magellan
Fund* -
shares:  27,104
(cost:$1,779,876)          1,707,828           -     1,707,828       -

Fidelity Equity-Income
Fund -
shares:  548,358
(cost:$13,050,378)        15,907,866           -          -     15,907,866

Fidelity Intermediate
Bond Fund -
shares:  293,653
(cost:$3,011,221)          3,056,926           -          -          -

Money Market Fund -
(cost:$2,942,944)          2,942,944        207,620     27,782      98,903
                         -----------     ----------  ---------  ----------

                         103,106,089     53,497,532  1,735,610  16,006,769
OTHER ASSETS
Cash                          81,802         23,753      3,252      53,089
Contribution receivable      222,350         91,107     12,058      43,045
Accrued income                 6,066           -          -           -
Loans receivable
 from Participants         1,516,281           -          -           -
                         -----------     ----------  ---------  ----------

PARTICIPANTS' EQUITY    $104,932,588    $53,612,392 $1,750,920 $16,102,903
                         ===========     ==========  =========  ==========

The accompanying notes are an integral part of this statement.

* Fidelity Magellan Fund is a growth fund seeking long-term capital appreciation by investing primarily in common stock and securities convertible into common stock. As of March 31, 1993, the Fund had over $24 billion in assets, consisting of the following classes: common stock, 75.2%; preferred stock, 1.4%; corporate bonds, 2.3%; U.S. Government obligations, 15.2%; foreign government obligations, 0.3%; other securities, 0.5%; repurchase agreements, 5.1%.

                   THE CINCINNATI GAS & ELECTRIC COMPANY
                 DEFERRED COMPENSATION AND INVESTMENT PLAN
                      STATEMENT OF FINANCIAL CONDITION
                             DECEMBER 31, 1992

                                                             Non-
                                                             Participant
                                 Participant Directed        Directed
                           -------------------------------   -----------

                           Fidelity       Money              Company
                           Intermediate   Market      Loan   Stock
                           Bond Fund      Fund        Fund   Fund
                           ------------   ------      ----   -------

INVESTMENTS, at market

Common Stock of The
Cincinnati Gas &
Electric Company -
shares:  3,195,599
(cost:$56,512,996)         $     -        $    -        -      $26,200,613

Fidelity Magellan
Fund* -
shares:  27,104
(cost:$1,779,876)                -             -        -             -

Fidelity Equity-Income
Fund -
shares:  548,358
(cost:$13,050,378)               -             -        -             -

Fidelity Intermediate
Bond Fund -
shares:  293,653
(cost:$3,011,221)           3,056,926          -        -             -

Money Market Fund -
(cost:$2,942,944)              24,859     2,453,457     -          130,323
                            ---------     ---------   ----      ----------

                            3,081,785     2,453,457     -       26,330,936
OTHER ASSETS
Cash                            1,708          -        -             -
Contribution receivable        11,557         8,482     -           56,101
Accrued income                   -            6,066     -             -
Loans receivable
 from Participants               -             -     1,516,281        -
                            ---------     ---------  ---------  ----------

PARTICIPANTS' EQUITY       $3,095,050    $2,468,005 $1,516,281 $26,387,037
                            =========     =========  =========  ==========

The accompanying notes are an integral part of this statement.

* Fidelity Magellan Fund is a growth fund seeking long-term capital appreciation by investing primarily in common stock and securities convertible into common stock. As of March 31, 1993, the Fund had over $24 billion in assets, consisting of the following classes: common stock, 75.2%; preferred stock, 1.4%; corporate bonds, 2.3%; U.S. Government obligations, 15.2%; foreign government obligations, 0.3%; other securities, 0.5%; repurchase agreements, 5.1%.

                   THE CINCINNATI GAS & ELECTRIC COMPANY
                 DEFERRED COMPENSATION AND INVESTMENT PLAN
                STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                    FOR THE YEAR ENDED DECEMBER 31, 1993

                                               Participant Directed
                                       ------------------------------------
                                                    Fidelity  Fidelity
                                       Company      Magellan  Equity-Income
                        Total          Stock Fund   Fund      Fund
                        -----          ----------   --------  -------------
PARTICIPANTS' EQUITY
 beginning of year      $104,932,588   $53,612,392 $1,750,920 $16,102,903
                         -----------    ----------  ---------  ----------
CHANGES DURING PERIOD
 Assets transferred
  between plans
  (Note 2)                 3,296,904    2,170,368      44,896     185,725
 Participants'
  Contributions
  (Note 5)                   335,675      160,830      74,291      70,354
 Employers'
  Contributions
  (Note 5)                 6,577,690    2,659,842     623,426   1,151,299
 Dividend income           6,424,023    3,680,134      39,966     610,901
 Interest income               8,706        3,242       1,110       2,103
 Distributions to
  Participants            (6,621,463)  (3,894,910)    (18,950)   (831,769)
 Net realized and
  unrealized
  appreciation in
  market value
  of investments          12,066,330    5,656,431     526,542   2,657,418
 Investment
  Transfers (Note 3)            -         499,374   1,742,590  (1,437,875)
 Loans granted to
  Participants, net
   of repayments                -        (454,097)      6,054    (208,959)
                         -----------   ----------   ---------   ---------
  Net change
   during period          22,087,865   10,481,214   3,039,925   2,199,197
                         -----------   ----------   ---------   ---------

PARTICIPANTS' EQUITY,
 end of year            $127,020,453  $64,093,606  $4,790,845  $18,302,100
                         ===========   ==========   =========   ==========

UNITS OF PARTICIPATION
 December 31, 1993
  (including units
  to be distributed
  to Participants)
 Number of units
 Number of shares                     2,316,378       66,091      536,379
                                      =========       ======      =======
 Value per unit,
  at market
 Market price per
  share (New York
  Stock Exchange
  - Composite)                           $27.50       $70.85       $33.84
                                          =====        =====        =====

NUMBER OF EMPLOYEES
 PARTICIPATING
  December 31, 1993                       1,453          432          869
                                          =====          ===          ===

         The accompanying notes are an integral part of this statement.

                   THE CINCINNATI GAS & ELECTRIC COMPANY
                 DEFERRED COMPENSATION AND INVESTMENT PLAN
                STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                   FOR THE YEAR ENDED DECEMBER 31, 1993
                                                             Non-
                                                             Participant
                                 Participant Directed        Directed
                           -------------------------------   -----------

                           Fidelity       Money              Company
                           Intermediate   Market      Loan   Stock
                           Bond Fund      Fund        Fund   Fund
                           ------------   ------      ----   -------

PARTICIPANTS' EQUITY
 beginning of year         $3,095,050  $2,468,005 $1,516,281 $26,387,037
                            ---------   ---------  ---------  ----------
CHANGES DURING PERIOD
 Assets transferred
  between plans
  (Note 2)                     10,572      49,819       -        835,524
 Participants'
  Contributions
  (Note 5)                     14,112      16,088       -           -
 Employers'
  Contributions
  (Note 5)                    289,592     173,504       -      1,680,027
 Dividend income              204,671      64,863       -      1,823,488
 Interest income                  503        -          -          1,748
 Distributions to
  Participants               (225,670)   (142,813)      -     (1,507,351)
 Net realized and
  unrealized
  appreciation in
  market value
  of investments              133,105        -          -      3,092,834
 Investment
  Transfers (Note 3)         (134,036)   (670,053)      -           -
 Loans granted to
  Participants, net
   of repayments              (43,886)    (36,853)   737,741        -
                            ---------   ---------  ---------  ----------
  Net change
   during period              248,963    (545,445)   737,741   5,926,270
                            ---------   ---------  ---------  ----------

PARTICIPANTS' EQUITY,
 end of year               $3,344,013  $1,922,560 $2,254,022 $32,313,307
                            =========   =========  =========  ==========

UNITS OF PARTICIPATION
 December 31, 1993
  (including units
  to be distributed
  to Participants)
 Number of units                         2,495,540 2,254,022
                                         ========= =========

 Number of shares             306,778                          1,167,460

                              =======                          =========
 Value per unit,
  at market                                  $1.00     $1.00
                                              ====      ====

 Market price per
  share (New York
  Stock Exchange
  - Composite)                 $10.78                            $27.50
                                =====                             =====

NUMBER OF EMPLOYEES
 PARTICIPATING
  December 31, 1993               414          301       280      1,453
                                  ===          ===       ===      =====

         The accompanying notes are an integral part of this statement.

                   THE CINCINNATI GAS & ELECTRIC COMPANY
                 DEFERRED COMPENSATION AND INVESTMENT PLAN
               STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                    FOR THE YEAR ENDED DECEMBER 31, 1992

                                               Participant Directed
                                       ------------------------------------
                                                    Fidelity  Fidelity
                                       Company      Magellan  Equity-Income
                        Total          Stock Fund   Fund      Fund
                        -----          ----------   --------  -------------

PARTICIPANTS' EQUITY
 beginning of year      $130,581,851   $75,365,630  $    -    $16,676,723
                         -----------    ----------   -------   ----------
CHANGES DURING PERIOD
 Assets transferred
  between plans
  (Note 2)                   870,901      666,528        -         18,360
 Participants'
  Contributions
  (Note 5)                   344,078      172,057       9,307     111,757
 Employers'
  Contributions
  (Note 5)                 6,909,482    2,892,896      94,448   1,563,541
 Dividend income           7,902,132    4,675,488     140,974     677,266
 Interest income              19,884        9,898         152       3,235
 Distributions to
  Participants           (35,437,890) (22,172,626)    (36,621) (3,902,998)
 Net realized and
  unrealized
  appreciation
  (depreciation) in
  market value
  of investments          (6,257,850)  (5,447,401)    (73,231)  1,669,859
 Investment
  Transfers (Note 3)            -      (1,816,353)  1,607,616    (459,041)
 Loans granted to
  Participants, net
   of repayments                -        (733,725)      8,275    (255,799)
                          ----------   ----------   ---------  ----------
  Net change
   during period         (25,649,263) (21,753,238)  1,750,920    (573,820)
                          ----------   ----------   ---------  ----------

PARTICIPANTS' EQUITY,
 end of year           $104,932,588  $53,612,392  $1,750,920  $16,102,903
                        ===========   ==========   =========   ==========

UNITS OF PARTICIPATION
 December 31, 1992
  (including units
  to be distributed
  to Participants)
 Number of units
 Number of shares                     2,142,308       27,104      548,358
                                      =========       ======      =======

 Value per unit,
  at market
 Market price per
  share (New York
  Stock Exchange
  - Composite)                          $24.875       $63.01       $29.01
                                         ======        =====        =====
NUMBER OF EMPLOYEES
 PARTICIPATING
  December 31, 1992                        1,417         184          864
                                           =====         ===          ===

         The accompanying notes are an integral part of this statement.

                   THE CINCINNATI GAS & ELECTRIC COMPANY
                 DEFERRED COMPENSATION AND INVESTMENT PLAN
                STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                    FOR THE YEAR ENDED DECEMBER 31, 1992
                                                             Non-
                                                             Participant
                                 Participant Directed        Directed
                           -------------------------------   -----------

                           Fidelity       Money              Company
                           Intermediate   Market      Loan   Stock
                           Bond Fund      Fund        Fund   Fund
                           ------------   ------      ----   -------

PARTICIPANTS' EQUITY
 beginning of year         $3,035,103  $3,121,057   $454,493 $31,928,845
                            ---------   ---------    -------  ----------
CHANGES DURING PERIOD
 Assets transferred
  between plans
  (Note 2)                      5,742       4,353       -        175,918
 Participants'
  Contributions
  (Note 5)                     23,682      27,275       -           -
 Employers'
  Contributions
  (Note 5)                    325,214     261,854       -      1,771,529
 Dividend income              255,627     119,827       -      2,032,950
 Interest income                  651         545       -          5,403
 Distributions to
  Participants               (980,907) (1,159,350)      -     (7,185,388)
 Net realized and
  unrealized
  appreciation
  (depreciation) in
  market value
  of investments              (64,857)       -          -     (2,342,220)
 Investment
  Transfers (Note 3)          535,650     132,128       -           -
 Loans granted to
  Participants, net
   of repayments              (40,855)    (39,684) 1,061,788        -
                            ---------   ---------  ---------  ----------
  Net change
   during period               59,947    (653,052) 1,061,788  (5,541,808)
                            ---------   ---------  ---------  ----------

PARTICIPANTS' EQUITY,
 end of year               $3,095,050  $2,468,005 $1,516,281 $26,387,037
                            =========   =========  =========  ==========

UNITS OF PARTICIPATION
 December 31, 1992
  (including units
  to be distributed
  to Participants)
 Number of units                         2,942,944 1,516,281
                                         ========= =========

 Number of shares             293,653                          1,053,291

                              =======                          =========
 Value per unit,
  at market                                  $1.00     $1.00
                                              ====      ====
 Market price per
  share (New York
  Stock Exchange
  - Composite)                 $10.41                            $24.875
                                =====                             ======

NUMBER OF EMPLOYEES
 PARTICIPATING
  December 31, 1992               424          315       190      1,417
                                  ===          ===       ===      =====

         The accompanying notes are an integral part of this statement.

                   THE CINCINNATI GAS & ELECTRIC COMPANY
                 DEFERRED COMPENSATION AND INVESTMENT PLAN

                       NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1993 and 1992

(1) Description of The Cincinnati Gas & Electric Company Deferred Compensation and Investment Plan (DCIP or the Plan) - The following is a brief description of the Plan. Reference is made to the Plan and the related Trust Agreement, including the defined terms, for complete information.

     All Executive, Supervisory, Administrative, and Professional Employees of The Cincinnati Gas & Electric Company (CG&E), The Union Light, Heat and Power Company (ULH&P), and Lawrenceburg Gas Company (LG) are eligible to participate in the Plan upon completion of one year of service. Under the Plan, participating Employees may defer, pursuant to Section 401(k) of the Internal Revenue Code, up to 15% of base pay with a maximum of $8,994 for the year 1993. In addition, a Participant may make optional contributions to the Plan which, when combined with salary deferrals, may not exceed 15% of base pay.
     Salary deferrals and optional contributions may be further limited for certain highly compensated Employees by the requirements of Code Sections 401(k), 401(m), and 415. Salary deferrals and Employer Matching Contributions discussed below are classified as Employers' Contributions, while optional contributions are classified as Participants' Contributions, in the accompanying financial statements. The contributions are invested by the Trustee, as directed by each Participant, in one or more investment funds, including a Company Stock Fund. The Participant's Employer makes a matching contribution of 50% (55% effective June 1, 1994) of the amount, not exceeding 5% of base pay, contributed by each Participant. All Employer Matching Contributions must be invested by the Trustee in the Company Stock Fund. Subject to certain limitations, Employees may apply for loans from their deferred compensation sub-account balances. Such loans are reflected in the Loan Fund in the accompanying financial statements. Loans bear interest at the prime rate of the trustee plus 1/2%, and are repaid within five years through regular payroll deductions. The Plan is administered by the Deferred Compensation and Investment Plan Committee and trusteed by PNC Bank, Ohio, N.A. Generally, administrative expenses of the Plan are paid by the Employer and are not included in the accompanying statements.

     The Plan is generally subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In particular, the Plan is subject to the reporting, disclosure, participation, vesting, fiduciary responsibility, administration, and enforcement provisions of Title I and the termination and liability provisions of Title IV of ERISA. The funding provisions of Title I and the provisions relating to the Pension Benefit Guaranty Corporation of Title IV are not applicable to this type of defined contribution plan.

     CG&E expects to continue the Plan indefinitely, but its Board of Directors reserves the right to amend or terminate the Plan at any time. No amendment shall reduce retroactively the rights of Participants or permit the return to the Employer of any part of the Common Stock or other securities, obligations, deposits or cash held by the Trustee, or permit their use or diversion for any purpose other than the exclusive benefit of the Participants or their Beneficiaries.

(2) Significant Accounting Policies - Investments are stated at market value as determined by the Trustee by reference to published market data at December 31, 1993 and 1992. The market value of the Plan's investments are subject to price fluctuations in the applicable investment markets. Subsequent to December 31, 1993, the market price per share of CG&E's Common Stock declined from $27.50 at December 31, 1993 to $22.50 at June 15, 1994. Unrealized valuation gains and losses are reflected in the Statement of Changes in Participants' Equity. The statements are prepared on the accrual basis of accounting.

     Transfers of assets between the CG&E Savings Incentive Plan (SIP) and DCIP occur as a result of changes in Employee status between the Weekly and Hourly Paid classification and the Executive, Supervisory, Administrative and Professional classification.

(3) Investments - All contributions are paid to the Trustee under the Plan. Participants' Contributions are invested at their option as indicated at their time of enrollment. Participants may change their investment options quarterly. All Employer Matching Contributions are invested in the Company Stock Fund. Employee Contributions and Employer Matching Contributions are made each pay period and immediately invested in the designated fund.

(4) Federal Income Tax Status - The Plan obtained its most recent determination letter in July 1986, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended to meet the applicable requirements of the Tax Reform Act of 1986. On June 30, 1994, an application will be filed with the IRS seeking a determination on the tax qualification status of the Plan, as amended. The Employer and legal counsel are of the opinion that the Plan is being administered in accordance with the requirements of the Tax Reform Act of 1986 and, therefore, the trust continues to be tax exempt. Participating Employees are not subject to tax on Plan income or amounts contributed by the Employer until such time as such amounts are distributed to them.

(5) Contributions - Contributions made by Participants and amounts contributed by each Employer during the years ended December 31, 1993 and 1992 are as follows:

                            1993                           1992
               -----------------------------  -----------------------------
               Participants'   Employers'     Participants'   Employers'
               Contributions   Contributions  Contributions   Contributions

     CG&E        $332,084        $6,306,212     $341,621        $6,583,153
     ULH&P
      and LG        3,591           271,478        2,457           326,329
                  -------         ---------      -------         ---------

     Total       $335,675        $6,577,690     $344,078        $6,909,482
                  =======         =========      =======         =========

(6) Participant Withdrawals - Distributions which had been requested by Participants and approved but not yet paid as of December 31, 1993 and 1992 are as follows:


                                                1993             1992
                                                ----             ----

            Company Stock Fund                $231,679        $1,853,827
            Fidelity Magellan Fund                -                 -
            Fidelity Equity-Income Fund           -              210,452
            Fidelity Intermediate Bond Fund       -               82,697
            Money Market Fund                     -               59,749
                                               -------         ---------

            Total                             $231,679        $2,206,725
                                               =======         =========

     These amounts are classified in the accompanying Statements of Financial Condition as of December 31, 1993 and 1992 as a component of Participants' Equity.

(7) Voluntary Early Retirement Program - During 1992, CG&E & its subsidiaries approved a Voluntary Early Retirement Program (the Program). Distributions to Participants in the Statement of Changes in Participants' Equity for the year ended December 31, 1992 includes approximately $26,500,000 in distributions to Participants who elected to retire under the Program.

                  Report of Independent Public Accountants


To The Deferred Compensation and Investment Plan Committee of
The Cincinnati Gas & Electric Company:

     We have audited the accompanying statements of financial condition of THE CINCINNATI GAS & ELECTRIC COMPANY DEFERRED COMPENSATION AND INVESTMENT PLAN (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in participants' equity for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Deferred Compensation and Investment Plan Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1993 and 1992, and the changes in participants' equity for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (Exhibits I and II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                 ARTHUR ANDERSEN & CO.



Cincinnati, Ohio,
June 28, 1994

                                                              EXHIBIT I

                    The Cincinnti Gas & Electric Company
                  Deferred Compensation and Investment Plan

                          Sponsor EIN:  31-0240030

                       Administrator EIN:  31-1070386

                              Plan Number:  004

                  Part I, Schedule G (Form 5500, Item 27a)

    Schedule of Assets Held for Investment Purposes at December 31, 1993
    --------------------------------------------------------------------

(a)  (b)                   (c)                 (d)             (e)

                           Description of
                           investment
                           including maturity
                           date, rate of
     Identity of issue,    interest,
     borrower, lessor,     collateral, par or                  Current
     or similar party      maturity value      Cost            value
- - - ---  ------------------    ------------------  ----            -------

*    The Cincinnati Gas    3,483,838 shares;   $62,381,149     $95,805,545
     & Electric Company    $8.50 par value;
     Common Stock Fund     $27.50 market
                           price per share
                           @ 12/31/93

     Fidelity Magellan     Mutual fund,          4,564,361       4,682,567
     Fund                  primarily common
                           stock; 66,091
                           shares; $70.85 net
                           asset value
                           @ 12/31/93

     Fidelity              Mutual fund,         13,222,463      18,151,070
     Equity-Income Fund    primarily equity
                           securities; 536,379
                           shares;  $33.84
                           net asset value
                           @ 12/31/93

     Fidelity              Mutual fund,          3,171,404       3,307,068
     Intermediate          primarily
     Bond Fund             fixed-income
                           obligations;
                           306,778 shares;
                           $10.78 net asset
                           value @ 12/31/93

     Money Market Fund     Mutual fund, money    2,495,540       2,495,540
                           market instruments;
                           2,495,540 units;
                           $1.00 net asset
                           value @ 12/31/93

     Participant loans     6 1/2% - 10 1/2%              0       2,254,022


* The Cincinnati Gas & Electric Company, as employer having employees covered by the plan, is a party-in-interest.

                                                            Exhibit II


                    The Cincinnati Gas & Electric Company
                  Deferred Compensation and Investment Plan

                          Sponsor EIN:  31-0240030

                       Administrator EIN:  31-1070386

                              Plan Number:  004


                  Part V, Schedule G (Form 5500, Item 27d)

                    Schedule of Reportable Transactions
                    For the Year Ended December 31, 1993
                    ------------------------------------




                 Total      Total     Total Dollar  Total Dollar
Identity of      Number of  Number    Value of      Value of      Net Gain
Securities       Purchases  of Sales  Purchases     Sales         on Sales
- - - -----------      ---------  --------  ------------  ------------  --------

The Cincinnati
 Gas & Electric
 Company Common
 Stock Fund         54        55      $11,961,830   $3,569,611    $291,132

Money Market Fund   61        29      $11,875,613   $12,334,047        -